UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) today that Mauricio Doehner Cobián, current CEMEX Executive Vice President of Corporate Affairs and Enterprise Risk Management, has been granted a three (3) month unpaid leave of absence to lead a citizen-effort project, which is independent from CEMEX, related to the elections for Governor of the State of Nuevo León, México that are scheduled to take place during June of 2015, after which it is expected that Mauricio Doehner Cobián will rejoin CEMEX. During this three (3) month period, Enrique Raúl Alanís Dávila, current CEMEX Global Enterprise Risk Management Director, will temporarily oversee the Corporate Affairs and Enterprise Risk Management responsibilities, directly reporting to CEMEX’s Chief Executive Officer, Fernando A. González Olivieri.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 9, 2015	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller